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PARTNERS Matthew D. Bersani Nils Eliasson Paloma P. Wang	Sidharth Bhasin † Colin Law Alan Y.L. Yeung	Brian G. Burke Kyungwon Lee	Lorna Xin Chen Paul Strecker	Peter C.M. Chen Stephanie Tang

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Andrew D. Ruff ‡	Shichun Tang ‡

Paul Strecker

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Paul.Strecker@Shearman.com

December 21, 2015

VIA EDGAR

Re:	Mindray Medical International Limited

Schedule 13E-3

Filed November 16, 2015

File No. 005-82637

Dear Ms. Ravitz,

On behalf of Mindray Medical International Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of December 11, 2015 with respect to the Schedule 13E-3, File No. 005-82637 (the “Schedule 13E-3”) filed on November 16, 2015 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

† Non-resident Partner ‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP
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SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

December 21, 2015

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Excelsior Union Limited (“Parent”), Solid Union Limited (“Merger Sub”), Supreme Union Limited, Mr. Li Xiting, Magic Bell Limited, Quiet Well Limited, Mr. Xu Hang, New Dragon (No. 12) Investments Limited, Ms. Jian Yao, New Phoenix Limited, Mr. Cheng Minghe, or City Legend Limited (collectively, the “Buyer Group”), such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Schedule 13E-3

Introduction, page 1

1.	Please expand the disclosure in the third paragraph on page 2 to indicate the percentage of shares that will be voted in favor of the merger as a result of the Support Agreements and to highlight the fact that the majority vote of unaffiliated holders is not required to approve the merger. In addition, briefly describe here the effect of a shareholder providing no voting instruction.

In response to the Staff’s comment, the disclosure has been revised to include the requested language. Please refer to page 2 of the Introduction.

Exhibit 99.(A)(1)

2.	It appears that the Buyer Group must exercise options to cast the percentage of voting power indicated throughout the document. Please briefly describe the mechanics of how and when this will occur, whether you will receive any proceeds from these option exercises, and any contingencies you foresee, considering that the transaction is premised on the assumption that the Buyer Group will exercise its options.

The Company respectfully advises the Staff that each of Mr. Li Xiting and Mr. Xu Hang holds options to purchase 600,000 Class A ordinary shares of the Company with an exercise price of $11.0 per share. As of the date hereof, all of such options have been vested. Mr. Li Xiting and Mr. Xu Hang expect to exercise their respective options by paying to the Company $6.6 million and $6.6 million, respectively, no later than the share record date to be set out in the notice of extraordinary general meeting to the Company’s shareholders.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 55 of the Revised Proxy Statement.

Letter to Shareholders

3.	Disclosure indicates that if holders of ADSs do not timely deliver specific voting instructions to the ADS depositary, they “may” be deemed to have instructed the ADS depositary to give a discretionary proxy to a member of the Special Committee under the terms of the Depositary Agreement. Please revise to clarify the circumstances in which ADS holders will be deemed to have instructed the ADS depositary to give a discretionary proxy to a member of the Special Committee.

In response to the Staff’s comment, the disclosure in the Letter to Shareholders, as well as corresponding language elsewhere, has been revised to clarify the circumstances under which ADS holders that did not provide specific voting instructions may be deemed to have instructed the ADS depositary to give a discretionary proxy to a member of the Special Committee. Please refer to page 3 of the letter to shareholders regarding notice of the extraordinary general meeting, page 1 of the Notice of Extraordinary General Meeting of Shareholders, and pages 5 and 71 of the Revised Proxy Statement.

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December 21, 2015

Financing of the Merger, page 8

4.	To the extent that there are any restrictions or limitations on your ability to deposit cash in U.S. dollars sufficient to pay the merger consideration or remove such funds outside the People’s Republic of China, this should be fully explained in the disclosure document. Please revise or advise.

The Company respectfully advises the Staff that the Buyer Group expects to finance the merger through a combination of debt financing, rollover financing and use of the Company’s available cash. The debt financing will be arranged and provided by Bank of China Limited Macau Branch and Ping An Bank Co., Ltd., each of which will remit the funds to Merger Sub or the paying agent’s account, as applicable, from its account(s) outside of the People’s Republic of China; the rollover financing only involves the equity interests in the Company held by the Buyer Group; and the Company’s available cash to be utilized by the Buyer Group will be derived from the Company’s offshore bank accounts. For the foregoing reasons, the Buyer Group does not expect any funds to be removed from within to outside the People’s Republic of China nor foresee any restrictions or limitations on the Buyer Group’s ability to make payment of the merger consideration.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 8 and 53 of the Revised Proxy Statement.

5.	Please expand your disclosure in this summary to provide specific details regarding the debt you plan to incur pursuant to this transaction. Please refer to Item 6 of Schedule 13E-3 and corresponding Item 1006(c)(3) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 8 of the Revised Proxy Statement.

Conditions to the Merger, page 10

6.	With a view toward revised disclosure, please advise us of the potential effect of the merger condition dealing with the 15% limitation on the exercise of dissenter rights. For example, despite the absence of a majority of the minority vote requirement, could shareholders and ADS holders still potentially prevent the merger from occurring if a sufficient number exercise such rights? Who could waive this condition and do they currently intend to do so if it is, in fact, triggered? Also, with a view toward revised disclosure, please tell us how this condition relates to the inability of ADS holders to exercise dissenter rights. That is, are the shares represented by ADSs counted for purposes of this condition? Given the inability of ADS holders to exercise dissenter rights, would, as your disclosure indicates, such holders have to cancel the ADSs they hold, receive shares in return, and then perfect such rights in order to have their shares counted toward triggering that condition? Or does this condition apply only to the Shares currently not held by the ADS depositary such that Shares represented by ADSs are not counted towards this condition?

The Company respectfully advises the Staff that, with respect to the dissenter rights condition, if holders of more than 15% of the Class A Shares serve valid notices of objection to the merger, a condition to Parent’s and Merger Sub’s obligations to consummate the merger would not be satisfied, which could result in a termination of the merger agreement. Shareholders and ADS holders could therefore potentially prevent the merger if the 15% threshold is surpassed and the merger agreement is terminated. Parent and Merger Sub are entitled to waive this condition, although we understand that they have no current intention to do so.

Shares underlying the ADSs would be included for purposes of determining the 15% threshold in the dissenter rights condition. However, the ADS depositary will not exercise any dissenter rights with respect to any Shares that it holds. An ADS holder who wishes to exercise dissenter rights must surrender their ADSs to the depositary and validly register their Shares prior to delivering their notice of objection to the Company.

In response to the Staff’s comment, the disclosure has been revised to clarify that Shares underlying ADSs would be included for purposes of determining whether the dissenter rights condition is satisfied. Please refer to pages 10, 14, 84, and 86 of the Revised Proxy Statement.

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December 21, 2015

Background of the Merger, page 24

7.	You state that the Proposal indicated that Messrs. Xu and Cheng were “interested only in the proposed transaction, and that they did not intend to sell their respective stakes in the company.” These appear to be the reasons you later disclose that the Special Committee and Board did not consider alternative transactions. Please revise your disclosure to clarify whether the Special Committee considered:

•	That the Buyer Group did ultimately agree to a transaction different from the proposed transaction; or
•	Whether an alternate transaction could be structured to appeal to the Buyer Group despite their equivocal statement that they did not intend to sell their stake.

In this regard, it appears that the Special Committee declined to consider other transactions due to this initial vague statement by the Buyer Group. Please revise to provide more details about the deliberative process around alternate transactions, or advise.

The Company respectfully advises the Staff that the Special Committee carefully considered whether the proposed merger or an alternative transaction would best serve the interests of the Company. As noted in the proxy statement, on July 3, 2015 the Special Committee discussed the possibility of conducting either an auction or a “go-shop” market check, but decided to not proceed with an auction at that time because of the Buyer Group’s 63.4% voting power (without taking into consideration the options held by the Buyer Group) and its clear statement that it would not consider a different sale regardless of the offer price.  The Special Committee instead considered conducting a go-shop market check and, as disclosed in the proxy statement, the Special Committee discussed with Lazard how to conduct a go-shop and considered which potential interested parties to contact.  The Special Committee ultimately determined to conduct a 45-day go-shop market check following the signing of the merger agreement and continued to discuss with Lazard which parties to contact during the go-shop process.  On November 4, 2015, the Special Committee instructed Lazard to finalize a list of potential interested parties. At the Special Committee’s direction, Lazard initiated the go-shop market check on November 6, 2015 and contacted five potential interested parties.  Two of the parties contacted have expressed no interest and two parties have provided no response to Lazard to date.  One party requested a public information packet about the Company, but this party has not provided any subsequent response to Lazard.

In response to the Staff’s comment, additional disclosure regarding the Special Committee’s consideration of alternative transactions, including the conduct of the go-shop market check, has been incorporated into the disclosure. Please refer to pages 31 and 32 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 32

8.	Please disclose whether any director dissented to or abstained from voting on the Rule 13e-3 transaction, identify the director and indicate the reasons for the dissent or abstention. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation S-K.

The Company respectfully informs the Staff that the recommendations of the Special Committee were approved at the November 4, 2015 meeting of the Board of the Directors, with three directors abstaining and the remaining three directors unanimously voting in favor of the proposed merger. The three abstaining directors were Mr. Li Xiting, Mr. Xu Hang, and Ms. Joyce I-Yin Hsu. Both Mr. Li and Mr. Xu abstained due to their respective participation in the Buyer Group, while Ms. Hsu abstained because she, at the request of Mr. Li and Mr. Xu, provided assistance and advice to the Buyer Group in connection with the Buyer Group's financing plan for the merger in light of her background and experience in corporate finance matters, as discussed in the Background of the Merger section of the preliminary proxy statement.

In response to the Staff’s comment, the disclosure has been revised to include information regarding the abstaining directors pursuant to Item 1014(a) of Regulation S-K. Please refer to the updated disclosure on page 32 of the Revised Proxy Statement.

9.	Please expand the disclosure in the last bullet point on page 32 to describe the “experience of the Special Committee.” For example, has a member of the Special Committee served on any special committee in the past?

In response to the Staff’s comment, the disclosure has been revised and this language has been deleted. Please refer to the updated disclosure on page 32 of the Revised Proxy Statement.

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December 21, 2015

10.	You refer in the seventh bullet point on page 33, two bullet points near the bottom of page 34 and in the second bullet point on page 39 to your ability to entertain superior proposals. Please explain the practical value of this right in light of your disclosure in the last paragraph on page 25 that the Buyer Group would not consider selling its shares to any third party regardless of the offer price.

The Company respectfully advises the Staff that if the Company receives a superior proposal prior to obtaining the Requisite Company Vote, the merger agreement permits the Board or the Special Committee, subject to certain conditions, to effect a Change in the Company Recommendation. If such a Change in the Company Recommendation were to occur, the Company would not be required to convene the extraordinary general meeting or submit the merger agreement for approval. Instead, the Company could terminate the merger agreement and pursue the superior proposal.

Position of the Buyer Group as to the Fairness of the Merger, page 37

11.	It appears the disclosure here and elsewhere in the document has not been provided by each filing person given that such disclosure is limited to those in the “Buyer Group” and does not appear to include the Filing Affiliates of the Buyer Group. Please note that each filing person must individually comply with the requirements of Schedule 13E-3, including each applicable section of Regulation M-A to which that schedule refers, such as Items 1013 and 1014. Please revise.

In response to the Staff’s comment, the term “Filing Affiliates of the Buyer Group” has been deleted from the Amendment, and the corresponding language elsewhere in the preliminary proxy statement has been revised. In addition, the disclosure has been revised to specify the compliance by each filing person with the requirements of Schedule 13E-3. Please refer to the updated disclosure on page 1 of the Amendment and pages 25, 28, 31, 37, 40 and 48 of the Revised Proxy Statement.

12.	Please expand the disclosure in this section to address whether the vote of at least a majority of unaffiliated shareholders is required to approve the transaction and whether the board of directors and each member of the Buyer Group considered this factor in reaching their respective fairness determinations. Refer to Item 8 of Schedule 13E-3 and paragraphs (b) and (c) of Item 1014 of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 37 and 39 of the Revised Proxy Statement.

13.	Please expand the disclosure in the penultimate paragraph on page 38 to quantify the increased costs of compliance.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 38 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 42

14.	Disclose in this section any instructions issued by the special committee to Lazard regarding the fairness opinion. Refer to Item 9 of Schedule 13E-3 and paragraph (b)(6) of Item 1015 of Regulation M-A.

The Company respectfully advises the Staff that the Company, including the Special Committee, did not issue any instructions to Lazard regarding the fairness opinion.

Alternatives to the Merger, page 52

15.	Please explain the basis for your reference to the “significant offer premium implied by the merger consideration.”

This reference in the preliminary proxy statement has been deleted. Please refer to page 53 of the Revised Proxy Statement.

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December 21, 2015

Security Ownership of Certain Beneficial Owners and Management, page 94

16.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entities disclosed in your table.

The Company respectfully acknowledges the Staff’s comment, but advises the Staff that the Commonwealth Bank of Australia, Mondrian Investment Partners Limited, Baillie Gifford & Col, EARNEST Partners LLC, Schroder Investment Management North America Inc., and M&G Investment Management Limited did not report in their latest Schedule 13G or 13G/A filings, respectively filed on February 12, 2015, February 2, 2015, January 21, 2015, June 10, 2015, February 13, 2015, and February 5, 2015, any natural persons who exercise sole or shared voting or dispositive power with respect to the Shares. The Company also respectfully advises the Staff that it does not believe the disclosure of the natural persons holding voting or dispositive power over the Shares held by the aforementioned entities is required pursuant to Instruction 2 of Item 403 of Regulation S-K unless such information is specifically stated in the Schedule 13G filed by the relevant shareholder.

Where You Can Find More Information, page 97

17.	We note that you incorporate by reference your annual report on Form 20-F filed with the SEC on April 16, 2015 which includes a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Please revise to state that the safe harbor provisions in the periodic reports incorporated by reference do not apply to any forward-looking statements you make in connection with the going-private transaction.

In response to the Staff’s comment, the disclosure has been revised to include language reflecting the foregoing. Please refer to the updated disclosure on page 98 of the Revised Proxy Statement.

18.	Advise us of the authority upon which you rely to forward-incorporate by reference before the special meeting any filings not yet made by the company.

The Company respectfully advises the Staff of its understanding that filing persons must promptly disseminate disclosure of material changes to the information provided in a manner reasonably calculated to inform security holders. As authority, the Company has relied on Rule 13e-3(f)(1)(iii). Therefore, any pre-special meeting filings not yet made by the Company shall be disclosed in the aforementioned manner. The Company’s overall approach to incorporation has also been guided by Instruction F to Schedule 13E-3.

In response to the Staff’s comment, the disclosure has been revised to include clarifying language on this point. Please refer to the updated disclosure on page 98 of the Revised Proxy Statement.

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December 21, 2015

* * * * *

We would also like to bring to your attention that the Company entered into an Amendment No. 1 to the Agreement and Plan of Merger with Parent and Merger Sub on December 20, 2015 to modify the treatment of certain unvested restricted shares and restricted share units, a copy of which is included as Part II of Annex A to the Revised Proxy Statement. Any referenced language in the preliminary proxy statement has also been revised.

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Excelsior Union Limited, Solid Union Limited, Supreme Union Limited, Mr. Li Xiting, Magic Bell Limited, Quiet Well Limited, Mr. Xu Hang, New Dragon (No. 12) Investments Limited, Ms. Jian Yao, New Phoenix Limited, Mr. Cheng Minghe, and City Legend Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2978 8038.

Sincerely,

/s/ Paul Strecker
Paul Strecker
of Shearman & Sterling

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December 21, 2015

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 11, 2015 with respect to the Schedule 13E-3, File No. 005-82637 (the “Schedule 13E-3”), filed on November 16, 2015 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mindray Medical International Limited

By:	/s/ Ronald Ede
Name: Ronald Ede
Title: Chairman of the Special Committee

Supreme Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Excelsior Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Solid Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Li Xiting
By:	/s/ Li Xiting

Magic Bell Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

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December 21, 2015

Quiet Well Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Xu Hang

By:	/s/ Xu Hang

New Dragon (No. 12) Investments Limited

By:	/s/ Xu Hang
Name: Xu Hang
Title: Director

Jian Yao
By:	/s/ Jian Yao

New Phoenix Limited

By:	/s/ Xu Hang
Name: Xu Hang
Title: Authorized Signatory

Cheng Minghe
By:	/s/ Cheng Minghe

City Legend Limited

By:	/s/ Cheng Minghe
Name: Cheng Minghe
Title: Director

9